UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-SA
SEMIANNUAL REPORT

ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the Semiannual Period Ended June 30, 2025

NORHART INVEST LLC

(Exact name of registrant as specified in its charter)

Commission File Number: 024-12163

Minnesota	92-1969059
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1081 4th St SW, Suite 400 Forest Lake, MN	55025
(Address of principal executive offices)	(Zip Code)

(651) 689-4830

Registrant’s telephone number, including area code

Promissory Notes

(Title of each class of securities issued pursuant to Regulation A)

NORHART INVEST LLC

FORM 1-SA

Semiannual Period Ended June 30, 2025

September 30, 2025

Special Note Regarding Forward-Looking Statements

This Semi-Annual Report of Norhart Invest, LLC, a Minnesota limited liability company (the “Company”), contains certain forward-looking statements that are subject to various risks and uncertainties. Forward-looking statements are generally identifiable by use of forward-looking terminology such as “may,” “will,” “should,” “potential,” “intend,” “expect,” “outlook,” “seek,” “anticipate,” “estimate,” “approximately,” “believe,” “could,” “project,” “predict,” or other similar words or expressions. Forward-looking statements are based on certain assumptions, discuss future expectations, describe future plans and strategies, contain financial and operating projections or state other forward-looking information. Our ability to predict results or the actual effect of future events, actions, plans or strategies is inherently uncertain. Although we believe that the expectations reflected in our forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth or anticipated in our forward-looking statements. Factors that could have a material adverse effect on our forward looking statements and upon our business, results of operations, financial condition, funds derived from operations, cash flows, liquidity and prospects include, but are not limited to, the factors referenced in our Amended and Restated Offering Circular on Form 1-A POS dated November 24, 2023 and qualified on November 29, 2023 (the “Offering Circular”) under the caption “RISK FACTORS” and which are incorporated herein by reference to the Offering Circular.

When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this Semi-Annual Report and in the Offering Circular. Readers are cautioned not to place undue reliance on any of these forward-looking statements, which reflect our views as of the date of this report. The matters summarized below and elsewhere in this Semi-Annual Report could cause our actual results and performance to differ materially from those set forth or anticipated in forward-looking statements. Accordingly, we cannot guarantee future results or performance. Furthermore, except as required by law, we are under no duty to, and we do not intend to, update any of our forward-looking statements after the date of this report, whether as a result of new information, future events or otherwise.

ITEM 1. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes and other financial information included elsewhere in this Semi-Annual Report and in the section titled “Company Overview” of our Offering Circular. The following discussion contains forward-looking statements that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including but not limited to those discussed in the section of the Offering Circular titled “Risk Factors.”

Unless the context otherwise requires or indicates, references in this Semi-Annual report on Form 1-SA to “us,” “we,” “our” or “the Company” refer to Norhart Invest, LLC, a Minnesota limited liability company.

Overview

The Company maintains and operates an online investment platform (the “Norhart Invest Platform” or the “Platform”) available through the Company’s website (www.norhart.com/invest) primarily to source capital for investment into real estate and real estate related investments offered by Norhart Inc., a Minnesota corporation, Norhart Properties LLC, a Minnesota limited liability company, their respective subsidiaries, and affiliated companies (collectively, “Norhart”), and for general working capital of the Company. Prior to investment in such investments, the Company may invest offering proceeds in other, lower-risk investments, such as government bonds. The Company retains final discretion over the use of the proceeds. Repayment of the Promissory Notes is not dependent upon any particular underlying investment by the Company and will be general obligations of the Company.

We incorporate by reference the section titled “Company Overview” in the Offering Circular. Please see this filing on EDGAR

Operating Results for the Six Months Ended June 30, 2025

Summary Financial Information

The unaudited statement of operations data for Norhart Invest, LLC set forth below with respect to the six-months ended June 30, 2025 is derived from, and is qualified by reference to, the financial statements included with this Semi-Annual Report at Item 3 and should be read in conjunction with those financial statements and the notes thereto.

Six Months Ended June 30, 2025 (Unaudited)

Income
Investment income	$161,722
Total Income	161,722

Operating expenses
General and administrative	86,915
Legal and professional fees	27,606
Payroll	22,899
Marketing	12,383
Total operating expenses	149,803

Loss from operations	11,919

Non-operating expenses
Other expense	47,113
Dividend Income	1,290
Interest expense	76,386
Total non-operating expenses	124,789

Net loss	$(16,063)

The Company’s audited financial statements for the period from January 1, 2024 through December 31, 2024 included a going concern note from its auditors as a result of the Company’s limited revenue during the period covered by those financial statements, the fact that the Company generated a net loss during the period covered by the financial statements, and the Company’s issuance, at least in part, of certain Promissory Notes with maturity dates within one year of issuance.

As of June 30, 2025, the Company had issued 453 Promissory Notes payable with varying terms and interest rates. The interest rates on these Promissory Notes range from 7.6% (for a 6 month term) to 10.0% (for a 60 month term). The maturity dates of these Promissory Notes range from July 2025 to June 2029, with the shortest-term Promissory Notes beginning in January 2025 and the longest-term Promissory Notes in December 2023. As of June 30, 2025, 196 of the 453 notes were still outstanding and payable with varying terms and interest rates. The Company issued 82 notes during the six-months ended June 30, 2025.

The Company did not use the proceeds of sales of Promissory Notes to acquire any new real estate assets or other material assets during the six months ended June 30, 2025.

The Company generated a net loss of $16,063 during the six months ended June 30, 2025.

In light of these matters, the Company’s ability to continue as a going concern is dependent upon the Company’s ability to increase operations and achieve a level of profitability. Since inception, the Company has financed its operations through capital contributions from the Company’s owners and sales of Promissory Notes. The Company intends to continue financing its future activities and working capital needs largely through sales of Promissory Notes to investors and, potentially, through other private financing arrangements until such time as funds provided by operations are sufficient to fund the Company’s working capital requirements. The failure to obtain sufficient debt and/or equity financing and to achieve profitable operations and positive cash flows from operations could adversely affect the Company’s ability to achieve its business plans and continue as a going concern.

Liquidity and Capital Resources

The financial statements included in this Semi-Annual Report have been prepared assuming that the Company will continue as a going concern.

Since the Company’s inception, we have been raising capital primarily through the issuance of Promissory Notes and we intend to continue raising capital through issuing additional Promissory Notes. The Company is dependent upon raising additional capital to fund our current operating and investment plans for the foreseeable future. Failure to obtain sufficient financing and, ultimately, to achieve profitable operations and positive cash flows from operations could adversely affect our ability to achieve business objectives and continue as a going concern. Further, there can be no assurance as to the availability or terms upon which the required financing and capital might be available.

Our net cash flow from operating activities for the six months ended June 30, 2025 was negative at ($16,036).

We received net cash from financing activities for the six months ended June 30, 2025 of $(39,359). The net cash received from financing activities during the six months ended June 30, 2025 was derived primarily from (i) $(39,359) in proceeds from the issuance of the Promissory Notes to investors through the Platform and (ii) $0 in capital contributions by the Company’s members.

The Company did not use the proceeds of sales of Promissory Notes to acquire any new real estate assets or other material assets during the six months ended June 30, 2025.

Trend and Key Factors Affecting Our Performance

Our results of operations are affected by a variety of factors, including conditions in the financial markets and the economic and political environments, particularly in the United States. Global economic conditions, including political environments, financial market performance, interest rates, credit spreads or other conditions beyond our control are unpredictable and could negatively affect the value of the Company’s assets, our ability to acquire, develop, operate and manage real estate assets and the success of our current and future offerings. In addition to the aforementioned macroeconomic trends, we believe the following factors will influence our future performance:

●	Increases in interest rates may have a negative effect on results of operations of our real estate assets; and

●	The continuing increase in prices in the United States real estate market may result in difficulties in sourcing properties in which to invest the proceeds of our offering.

Item 2. Other information

None.

Item 3. Financial Statements

Norhart Invest LLC

INTERIM FINANCIAL STATEMENTS

As of June 30, 2024 (unaudited) and December 31, 2024 (audited) and for the period January 1, 2025 to June 30, 2025 (unaudited)

Norhart Invest LLC

Norhart Invest LLC

Interim Balance Sheet

(USD $ in Dollars)	(Unaudited) June 30, 2025	(Audited) December 31, 2024

ASSETS
Current Assets:
Cash & cash equivalents	$175,586	$1,662,566
Accounts Receivable	12,750	-
Prepaid expenses	51,333	23,333.00
Total current assets	239,669	1,685,899

Investment in Gateway Green Townhomes, at cost	$1,000,000	$1,000,000
Investment in Encore, at cost	1,275,000	-
Accrued Investment Income	213,652	70,505
Total assets	$2,728,321	$2,756,404

LIABILITIES AND MEMBERS’ EQUITY
Current Liabilities:
Accounts payable and accrued expenses	$8,185	$8,404
Related party payable	88,967	61,409
Due to investors	140,713	172,131
Notes payable and accrued interest, current portion	1,072,345	1,232,916
Total current liabilities	$1,310,210	$1,474,860

Notes payable and accrued interest, net of current portion	756,379	603,749
Total liabilities	$2,066,589	$2,078,609

MEMBERS’ EQUITY

Members’ contributions	$3,156,847	$3,156,847
Retained Earning	$(2,479,051)	$-
Accumulated deficit	(16,063)	(2,479,052)

Total members’ equity	661,733	677,795

Total liabilities and members’ equity	$2,728,322	$2,756,404

See accompanying notes to interim financial statements.

Norhart Invest LLC

Interim Statement of Operations

(Unaudited)

	For the period
	January 1, 2025 to	January 1, 2024 to
(USD $ in Dollars)	June 30, 2025	June 30, 2024

Income
Investment income	$161,722	$65,508
Total Income	161,722	65,508

Operating expenses
General and administrative	86,915	149,987
Legal and professional fees	27,606	38,845
Payroll	22,899	308,195
Marketing	12,383	466,641
Total operating expenses	149,803	963,668

Loss from operations	11,919	(898,160)

Non-operating expenses
Other expense	47,113	-
Dividend Income	1,290	-
Interest expense	76,386	81,353
Total non-operating expenses	124,789	81,353

Net loss	$(16,063)	$(979,513)

See accompanying notes to interim financial statements.

Norhart Invest LLC

Statement of Changes in Members’ Equity

(Unaudited)

(USD $ in Dollars)	Members’ Contributions	Accumulated Deficit	Members’ Equity

Balance – January 26, 2023	$-	$-	$-
Member contributions	1,406,847	-	1,406,847
Net loss	-	(1,360,624)	(1,360,624)
Balance— December 31, 2023	$1,406,847	$(1,360,624)	$46,223
Member contributions	1,750,000	-	1,750,000
Net loss	-	(1,118,428)	(1,118,428)
Balance— December 31, 2024	$3,156,847	$(2,479,052)	$677,795
Member contributions			$-
Net loss	$-	$(16,063)	$(16,063)
Balance—June 30, 2025	$3,156,847	$(2,495,115)	$661,732

See accompanying notes to interim financial statements.

Norhart Invest LLC

Interim Statement of Cash Flows

(Unaudited)

	For the period
	January 1, 2025 to	January 23, 2023 (inception) to
(USD $ in Dollars)	June 30, 2025	June 30, 2023

CASH FLOW FROM OPERATING ACTIVITIES
Net loss	$(16,063)	$(979,513)
Adjustments to reconcile net loss to net cash from operating activities:
Changes in operating assets and liabilities:
Prepaid expenses	(28,000)	-
Accounts receivable	(12,750)
Accrued investment income	(143,147)	(65,509)
Related party payable	88,967	8,006
Accounts payable and accrued expenses	(219)	(62,115)
Net cash used in operating activities	$(111,212)	$(1,099,131)
CASH FLOW FROM INVESTING ACTIVITIES
Purchase of investment	(1,336,409)	(272,722)
Net cash used in investing activities	$(1,336,409)	$(272,722)
CASH FLOW FROM FINANCING ACTIVITIES
Net proceeds from notes payable	(39,359)	1,335,860
Contributions from members	-	1,750,000
Net cash provided by financing activities	$(39,359)	$3,085,860

Change in cash		1,714,007
Cash—beginning of year	1,662,566	188,591
Cash—end of year	$175,586	$1,902,598

SUPPLIMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid during the year for interest	$-	$-

OTHER NONCASH INVESTING AND FINANCING ACTIVITIES
Increase in related party payable related to investment		$5,948
Investment acquired through noncash equity contributions	$-	$-

See accompanying notes to interim financial statements.

Norhart Invest LLC

Notes to the Interim Financial Statements (Unaudited)

As of June 30, 2025 and for the six months ended June 30, 2025

NOTE 1:	NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a)	Description of Business

Norhart Invest LLC (“Norhart Invest” or the “Company”) is a Minnesota limited liability company that maintains and operates an online investment platform (the “Norhart Invest Platform” or the “Platform”) available through the Company’s website (www.norhart.com/invest) primarily to source capital for investment into real estate and real estate related investments offered by Norhart Inc., a Minnesota corporation, Norhart Properties LLC, a Minnesota limited liability company, their respective subsidiaries, and affiliated companies (collectively, “Norhart”), and for general working capital of the Company. Prior to investment in such investments, the Company may invest offering proceeds in other, lower-risk investments, such as government bonds. The Company’s primary business is to invest proceeds from the sale of promissory notes (“Promissory Notes”) into real estate and real estate related investments offered by Norhart.

Norhart Invest’s primary business is to raise capital by offering the Promissory Notes to prospective investors, including through the Platform. The maximum targeted raise in any 12-month period is $75,000,000.00 aggregate original principal amount of Promissory Notes. The Promissory Notes are issued at par in $0.01 increments, with a minimum original principal balance of $2,500.00 per Promissory Note. Each Promissory Note bears an annual interest rate based upon the term to maturity of the Promissory Note, with maturities ranging from 6 months to 60 months and interest rates ranging from 7.60% to 10.0%, as such interest rates may be modified from time to time.

The Promissory Notes will be secured by the assets of the Company, which consist primarily of the portfolio of investments offered by Norhart. Investments offered by Norhart have traditionally included, but are not limited to, preferred equity investments in multifamily real estate new construction. Other investments made by Norhart Invest will include investments such as government bonds, which Norhart Invest believes to be lower-risk relative to its real estate and real estate related investments.

b)	Basis of Presentation and Liquidity

The Company maintains its accounting records and prepares its interim financial statements on an accrual basis, which is in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

The Company’s interim financial statements have been prepared on a going concern basis, which contemplates the realization of assets and settlement of liabilities and commitments in the normal course of business.

Operations since the early stages have consisted primarily of organizing the Company and from June 2023 onwards, the Company began to raise capital through the issuance of Promissory Notes. The accompanying interim financial statements have been prepared on a basis which assumes that the Company will continue as a going concern. The Company has earned minimal revenue since its inception. The ultimate success of the Company is dependent on management’s ability to source investments at levels sufficient to generate operating revenues in excess of expenses.

Management evaluated the condition of the Company and has determined that until such revenue levels can be achieved, management will need to secure additional capital to continue growing working capital and fund further development and operations. In addition, as of June 30, 2025, the Company has notes payable amounts totaling $ 1,072,345 that are scheduled to mature within twelve months of the date that the accompanying interim financial statements. There is substantial doubt that the Company will continue as a going concern for at least one year following the date these interim financial statements were prepared without additional financing.

Management intends to fund operations by capital obtained from the members or from Norhart. Further, management intends to repay the notes payable amounts through new financing arrangements. However, there are no assurances that the Company can be successful in obtaining the additional capital or such financing will be on terms favorable or acceptable to the Company or Norhart.

The interim financial statements do not include any adjustments that might result from the outcome of the uncertainties described in the interim financial statements. In addition, the interim financial statements do not include any adjustments relating to the recoverability and classification of assets nor the amount and classification of liabilities that might result should the Company be unable to continue as a going concern.

c)	Use of Estimates

The preparation of interim financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the interim financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and such differences could be material.

d)	Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with original maturity of three months or less to be cash equivalents. From time to time, the Company could maintain cash deposits in excess of federally insured limits. The Company believes credit risk related to its cash and cash equivalents to be minimal.

e)	Investments

During the period ended December 31, 2023, the Company acquired an aggregate preferred equity investment of $1,000,000 in Gateway Green Townhomes LLC, a Minnesota limited liability company related to the Company through common ownership (“Gateway Green Townhomes”). Of the aggregate $1,000,000 investment amount, the Company originally contributed $727,278, with the additional $272,722 payable to Gateway Green Townhomes on demand, which additional amount was funded during the period ended June 30, 2024.

On January 17, 2025, the Company acquired a preferred equity investment of $1,275,000 in Encore Apartments LLC, a Minnesota limited liability company related to the Company through common ownership (“Encore Apartments”).

The Company’s investments in Gateway Green Townhomes and Encore Apartments are accounted for at cost and evaluated for impairment whenever events or changes in circumstances indicate that the carrying value of any such investment is below its cost.

f)	Member’s Equity

During the period ended December 31, 2024, the Company received contributions from its members in the form of payroll and other general and administrative services provided by affiliated entities to support its operations. The fair value of these contributions amounted to $1,014,213. The fair value of non-cash contributions was determined based on market values. During the period ended December 31, 2023, the Company received contributions from its members in the form of non-cash preferred equity stake of $317,278 in Gateway Green Townhomes. The fair value of non-cash contributions was determined based on market values. During the period ended December 31, 2023, the Company received $75,356 in the form of cash contribution from its members. The funds were utilized to pay start-up expenses. During the year ended December 31, 2024, the Company received $1,750,000 in the form of cash contribution from its members, The funds were utilized as part of the Company’s investment strategy to manage liquidity and optimize returns. For further details regarding the destination of these funds, refer to Note 1 e) Investments.

The Company did not receive contributions from its members in the form of payroll and other general and administrative services provided by affiliated entities to support its operations during the period ended June 30, 2025.

The Company’s policy is to disclose significant information regarding contributions from its members to enable users of the financial statements to understand the nature and extent of these transactions.

g)	Income Taxes

Under current United States (“U.S.”) income tax laws, the taxable income or loss of a limited liability company is reported in the income tax returns of the members. Accordingly, no provision for U.S. federal or state income taxes is reflected in the accompanying interim financial statements.

The Company applies the authoritative guidance for uncertainty in income taxes included in Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 740, Income Taxes. The Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities based on the technical merits of the position. The tax benefits recognized in the interim financial statements from such a position should be measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement.

As of June 30, 2025, management has evaluated the Company’s income tax positions and has determined that no liability for unrecognized tax benefits needs to be recorded.

h)	Marketing and Advertising Costs

The Company charges costs of advertising to operations as incurred. The Company incurred marketing and advertising costs totaling $12,383 during the period ended June 30, 2025.

NOTE 2:	NOTES PAYABLE

As of June 30, 2025, the Company had issued 453 notes payable with varying terms and interest rates. The interest rates on these notes range from 7.6% to 10.0%. The maturity dates of these notes range from July 2025 to June 2031, with the shortest-term notes beginning in January 2025 and the longest-term notes in December 2023. As of June 30, 2025, 196 of the 453 notes are still outstanding and payable with varying terms and interest rates. The Company issued 82 notes during the six-months ended June 30, 2025.

The current portion of notes payable, including accrued interest, amounted to $ 1,072,345 as of June 30, 2025. This amount represents the portion of the notes payable that is due within the next fiscal year.

The Company regularly assesses its liquidity position and refinances or repays notes payable as necessary to manage its debt obligations.

As of June 30, 2025, long-term debt matures as follows:

Year ending:	Notes Payable
2025	$1,072,345
2026	98,969
2027	123,770
2028	209,622
2029	287,917
2030	36,102
2031	258,354
$1,828,724

In accordance with Section 2.b of all Promissory Notes issued by the Company, all payments of interest by the Company under each Promissory Note shall accrue during the term of the Promissory Note and shall be payable at the maturity date of the Promissory Note. Where an investor elects to receive monthly interest payments during the Promissory Note term, any and all interest accruing during any month (or any portion of any month) during the term will be due and payable on the fifteenth (15th) day of the following month (unless the maturity date occurs prior to the fifteenth (15th) day of the following month, in which case all principal and accrued and unpaid interest will be due and payable on the maturity date). Payments will be made by transfer of funds by the Company to the investor’s Promissory Notes Account established on the Company’s website at https://www.norhart.com/invest or, when available, on the smartphone application anticipated to be owned and operated by the Company.

NOTE 3:	RELATED PARTIES

As of June 30, 2025
(USD $ in Dollars)	2025	2024
Investment - Gateway Green Townhomes LLC	$1,000,000	$1,000,000
Investment - Encore LLC	1,275,000	-
Total	$2,275,000	$1,000,000

As of June 30, 2025
(USD $ in Dollars)	2025	2024
Related Party Payable - Norhart Architecture LLC	$2,376	$2,376
Related Party Payable - Norhart Innovations LLC	38,299	36,214
Related Party Payable - Norhart, Inc	48,292	22,819
Total Related Party Payable	$88,967	$61,409

The terms of the Operating Agreement of Gateway Green Townhomes (the “Gateway Green Operating Agreement”) provide that the dollar amount of capital contributed from time to time by the Company, in its capacity as a holder of Preferred Units in Gateway Green Townhomes (the “Gateway Green Preferred Units”), to Gateway Green Townhomes, to the extent such capital has not been returned in accordance with the Gateway Green Operating Agreement, will accrue, from the time of contribution of such capital until the return of such capital, at a return rate equal to thirteen percent (13%) per annum, compounded annually (the “Gateway Green Preferred Return”). Of the aggregate Gateway Green Preferred Return, seven percent (7%) is designated as “Current Pay Preferred Return,” which is intended to be paid on a monthly basis, and which must in any event be distributed in full before any distributions may be made to the Common Member of Gateway Green Townhomes. The remaining portion of the Gateway Green Preferred Return is expected to accrue and remain unpaid until the earlier of (i) the occurrence of a “capital event,” as determined by the Manager of Gateway Green Townhomes in its sole discretion, or (ii) April 20, 2030, which is designated under the Gateway Green Townhomes Operating Agreement as the “Target Redemption Date” of the Gateway Green Preferred Units.

The terms of the Operating Agreement of Encore Apartments (the “Encore Operating Agreement”) provide that the dollar amount of capital contributed from time to time by the Company, in its capacity as a holder of Preferred Units in Encore Apartments (the “Encore Preferred Units”), to Encore Apartments, to the extent such capital has not been returned in accordance with the Encore Operating Agreement, will accrue, from the time of contribution of such capital until the return of such capital, at a return rate equal to thirteen percent (13%) per annum, compounded annually (the “Encore Preferred Return”). Of the aggregate Encore Preferred Return, seven percent (7%) is designated as “Current Pay Preferred Return,” which is intended to be paid on a monthly basis and which must in any event be distributed in full before any distributions may be made to the Common Member of Encore Apartments. The remaining portion of the Encore Preferred Return is expected to accrue and remain unpaid until the earlier of (i) the occurrence of a “capital event,” as determined by the Manager of Encore Apartments in its sole discretion, or (ii) January 31, 2035, which is designated under the Encore Operating Agreement as the “Target Redemption Date” of the Encore Preferred Units.

As of June 30, 2025, the Company earned an aggregate of $213,652 of Gateway Green Preferred Return and Encore Preferred Return, which has been included as accrued investment income on the accompanying balance sheet.

In relation to its capital contributions to Gateway Green Townhomes and Encore Apartments, respectively, the Company has assessed its relationship with Gateway Green Townhomes and Encore Apartments, respectively, to determine whether Gateway Green Townhomes or Encore Apartments meets the criteria to be considered a Variable Interest Entity (VIE) as defined in ASC 810, Consolidation. Management has concluded that neither Gateway Green Townhomes nor Encore Apartments meets the definition of a VIE.

During the six-months period ended June 30, 2025, the Company incurred approximately $20,783, in payroll and marketing expenses with Norhart Inc, a related party. As of June 30, 2025, the Company owed approximately $48,292, which is included in related parties payable. During the same period, the Company also incurred approximately $0 in payroll with Norhart Architecture LLC, a related party. As of June 30, 2025, the Company owed approximately $2,376, which is included in related parties payable. Finally, during the six-months period ended June 30, 2025, the Company incurred approximately $2,115 in payroll expenses with Norhart Innovations, a related party. The amounts owed are unsecured, non-interest bearing, and due on demand.

NOTE 4:	SUBSEQUENT EVENTS

Management has evaluated subsequent events since the balance sheet date through September 30, 2025, the date the interim financial statements were available to be issued and has determined there have been no material subsequent during this time which would require disclosure or adjustment in the accompanying interim financial statements.

PART III – EXHIBITS

Index to Exhibits

Exhibit Number	Exhibit Description
2.1*	Norhart Invest LLC Articles of Organization
2.2*	Norhart Invest LLC Operating Agreement
3.1*	Form of Promissory Note
4.1*	Form of Promissory Note Purchase Agreement
6.1^	Operating Agreement of Gateway Green Townhomes LLC, dated as of December 8, 2023
6.2	Operating Agreement of Encore Apartments LLC, dated as of January 17, 2025 (incorporated by reference to Exhibit 6.2 of the Company’s Annual Report on Form 1-K dated April 16, 2025)

*	Filed as an exhibit to the Company’s Amended and Restated Offering Circular on Form 1-A POS dated November 24, 2023 and qualified on November 29, 2023.

^	Filed as an exhibit to the Company’s Current Report on Form 1-U dated December 14, 2023.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Minneapolis, Minnesota, on September 30, 2025.

NORHART INVEST LLC

By:	/s/ Michael S. Kaeding
Michael S. Kaeding, Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

/s/ Michael S. Kaeding
Michael S. Kaeding, Chief Executive Officer
Date: September 30, 2025

/s/ Timothy Libertini
Timothy Libertini, Chief Financial & Accounting Officer
Date: September 30, 2025